Exhibit 3.5

FORM OF ARTICLES OF ASSOCIATION OF

Nordic Operating Partnership S.C.A.

1.	CORPORATE FORM AND NAME

This document constitutes the articles of incorporation (the "Articles") of Nordic Operating Partnership S.C.A. (the "Company"), a corporate partnership limited by shares (société en commandite par actions) incorporated under the laws of the Grand Duchy of Luxembourg including the law of 10 August 1915 on commercial companies, as amended from time to time (the "1915 Law").

2.	REGISTERED OFFICE

2.1	The registered office of the Company (the "Registered Office") is established in the city of Luxembourg, Grand Duchy of Luxembourg.

2.2	The Registered Office may be transferred:

2.2.1	to any other place within the same municipality in the Grand Duchy of Luxembourg by the Manager (as defined in Article 9.1);

2.2.2	to any other place in the Grand Duchy of Luxembourg (whether or not in the same municipality) by a resolution of the shareholders of the Company (a "Shareholders' Resolution") passed in accordance with these Articles and the laws from time to time of the Grand Duchy of Luxembourg including the 1915 Law ("Luxembourg Law").

2.3	Should a situation arise or be deemed imminent, whether military, political, economic, social or otherwise, which would prevent normal activity at the Registered Office, the Registered Office may be temporarily transferred abroad until such time as the situation becomes normalised; such temporary measures will not have any effect on the Company's nationality and the Company will, notwithstanding this temporary transfer of the Registered Office, remain a Luxembourg company. The decision as to the transfer abroad of the Registered Office will be made by the Manager.

2.4	The Company may have offices and branches, both in the Grand Duchy of Luxembourg and abroad.

3.	OBJECTS

The objects of the Company are:

3.1	To hold shares in other companies, the commercial purpose of which is to carry out a business strategy through its subsidiaries, associated companies or participations in order to contribute to their long-term value;

3.2	to act as an investment holding company and to co-ordinate the business of any corporate bodies in which the Company is for the time being directly or indirectly interested, and to acquire (whether by original subscription, tender, purchase, exchange or otherwise) the whole of or any part of the stock, shares, debentures, debenture stocks, bonds and other securities issued or guaranteed by any person and any other asset of any kind and to hold the same as investments, and to sell, exchange and dispose of the same;

3.3	to carry on any trade or business whatsoever and to acquire, undertake and carry on the whole or any part of the business, property and/or liabilities of any person carrying on any business;

3.4	to invest and deal with the Company's money and funds in any way the Manager thinks fit and to lend money and give credit in each case to any person with or without security;

3.5	to borrow, raise and secure the payment of money in any way the Manager thinks fit, including by the issue (to the extent permitted by Luxembourg Law) of debentures and other securities or instruments, perpetual or otherwise, convertible or not, whether or not charged on all or any of the Company's property (present and future) or its uncalled capital, and to purchase, redeem, convert and pay off those securities;

3.6	to acquire an interest in, amalgamate, merge, consolidate with and enter into partnership or any arrangement for the sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person, including any employees of the Company, subject to the provisions below;

3.7	to enter into any guarantee or contract of indemnity or suretyship, and to provide security for the performance of the obligations of and/or the payment of any money by any person (including any body corporate in which the Company has a direct or indirect interest or any person (a "Holding Entity") which is for the time being a member of or otherwise has a direct or indirect interest in the Company or any body corporate in which a Holding Entity has a direct or indirect interest and any person who is associated with the Company in any business or venture), with or without the Company receiving any consideration or advantage (whether direct or indirect), and whether by personal covenant or mortgage, charge or lien over all or part of the Company's undertaking, property, assets or uncalled capital (present and future) or by other means; for the purposes of this Article 3.6 "guarantee" includes any obligation, however described, to pay, satisfy, provide funds for the payment or satisfaction of, indemnify and keep indemnified against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness or financial obligations of any other person;

3.8	to purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it;

3.9	to sell, lease, exchange, let on hire and dispose of any real or personal property and/or the whole or any part of the undertaking of the Company, for such consideration as the Manager thinks fit, including for shares, debentures or other securities, whether fully or partly paid up, of any person, whether or not having objects (altogether or in part) similar to those of the Company; to hold any shares, debentures and other securities so acquired; to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account and otherwise deal with all or any part of the property and rights of the Company;

3.10	to do all or any of the things provided in any paragraph of this Article 3 (a) in any part of the world; (b) as principal, agent, contractor, trustee or otherwise; (c) by or through trustees, agents, sub-contractors or otherwise; and (d) alone or with another person or persons;

3.11	to do all things (including entering into, performing and delivering contracts, deeds, agreements and arrangements with or in favour of any person) that are in the opinion of the Manager incidental or conducive to the attainment of all or any of the Company's objects, or the exercise of all or any of its powers;

3.12	notwithstanding any other provision in these Articles, the Manager may cause the Company not to take, or to refrain from taking, any action that, in the judgment of the Manager, in its sole and absolute discretion, (i) could adversely affect the ability of Nordic Realty Trust Inc., a Maryland corporation (the "REIT"), to continue to qualify as a real estate investment trust, (ii) could subject the REIT to any additional taxes under the United States Internal Revenue Code of 1986, as amended (the "Code"), including Code section 857 or Code section 4981 or any other related or successor provision of the Code, (iii) could cause the Company to be treated as a "publicly traded partnership" under section 7704 of the Code, or (iv) could violate any law or regulation of any governmental body or agency having jurisdiction over the REIT, its securities or the Company;

3.13	notwithstanding any other provision in these Articles, the Company's business, arrangements and interests will be limited to and conducted in such a manner as to permit the REIT, in its sole and absolute discretion, at all times to be classified, and/or operate in conformity with the requirements for qualification as, a REIT, unless the REIT, in its sole discretion, has chosen to cease to (i) qualify as a REIT, (ii) operate in conformity with the requirements for qualification as a REIT or (iii) attempt to qualify as a REIT, in each case, for any reason or for reasons whether or not related to the business conducted by the Company;

3.14	without limiting the REIT's right in its sole discretion to cease qualifying as a REIT, the Shareholders acknowledge that the status of Nordic Realty Trust Inc. as a REIT inures to the benefit of all Shareholders and not solely to Nordic Realty Trust Inc. or its affiliates. In connection with the foregoing, the Company shall have full power and authority to enter into, perform and carry out contracts of any kind, to borrow and lend money and to issue and guarantee evidence of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien and, directly or indirectly, to acquire additional properties necessary, useful or desirable in connection with its business in accordance with the Luxembourg Law;

3.15	the Manager, on behalf of the Company, shall use its best efforts not to take any action which would result in the Company being a "publicly traded partnership" under and as such term is defined in Code section 7704(b); provided that this Article 3.15 shall not be the basis for limiting or restricting in any manner the exercise of a Redemption (as defined in Article 8.1 below) right unless and only to the extent that, there is a significant risk that the Company will be treated as a "publicly traded partnership" and, by reason thereof, taxable as a corporation;

PROVIDED ALWAYS that the Company will not enter into any transaction which would constitute a regulated activity of the financial sector or require a business license under Luxembourg Law without due authorisation under Luxembourg Law.

4.	DURATION

The Company is established for an unlimited duration.

5.	SHARE CAPITAL

5.1	The subscribed share capital of the Company is fifty thousand and one US dollars and one cent (USD 50,001.01) divided into:

5.1.1	one hundred (100) unlimited shares with a nominal value of one penny (USD 0.01) ("action de commandité", the "GP Share") held by the unlimited shareholder;

5.1.2	five million (5,000,000) ordinary shares with a nominal value of one penny (USD 0.01) each ("actions de commanditaire", the "OP Shares") held by the limited shareholder or limited shareholders, as the case may be, which are redeemable in accordance with Article 8;

5.1.3	one (1) class A share (the "Class A Share") held by a limited shareholder or limited shareholders;

5.1.4	"Shares" means the GP Shares, the OP Shares and the Class A Share and "Share" shall be construed accordingly;

5.1.5	"Shareholders" means the holders at the relevant time of the Shares and "Shareholder" shall be construed accordingly;

5.1.6	"Unlimited Shareholder" means the holder at the relevant time of the GP Share;

5.1.7	"Limited Shareholders" means the holders at the relevant time of the OP Shares and the Class A Shares and "Limited Shareholder" shall be construed accordingly.

5.2	Authorised Capital

5.2.1	The authorised, but unissued and unsubscribed share capital of the Company (the "Authorised Capital") is one billion US dollars (USD 1,000,000,000).

5.2.2	The Manager is authorised to issue GP Shares, OP Shares (which may or may not be designated as LTIP Units, as described in Articles 5.3 and 5.4 below), Class A Shares and one or more classes or series of preferred shares (the "Preferred Shares", together with the GP Shares, the OP Shares and the Class A Shares issued pursuant to this Article 5.2, the "Manager Issued Shares") up to the limit of the Authorised Capital from time to time subject as follows:

(a)	the above authorisation will expire five years after the incorporation of the Company, provided that a further period or periods of authorisation following that period may be approved by Shareholders' Resolution to the extent permitted by the 1915 Law;

(b)	the Manager may limit or cancel the Shareholders' preferential rights to subscribe for the Manager Issued Shares and may issue the Manager Issued Shares to such persons and at such price with or without a premium and paid up by contribution in kind or for cash or by incorporation of claims or capitalisation of reserves or in any other way as the Manager may determine, subject to the 1915 Law;

(c)	the maximum number of GP Shares which may be issued pursuant to this Article 5.2 is set at one hundred (100);

(d)	the Manager shall prior to the issuance of any class or series of Preferred Shares, specify by resolution the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series of Preferred Shares.

5.3	The Manager may from time to time issue OP Shares which are designated as a long term incentive plan unit ("LTIP Unit") for such consideration or purposes as the Manager may determine to be appropriate, and admit such persons or entities as Shareholders. The Company shall, for conversion, distribution and other purposes, maintain at all times a one-to-one correspondence between LTIP Units and those OP Shares which are not designated as LTIP Units. The LTIP Units shall rank pari passu with those OP Shares which are not designated as LTIP Units as to the payment of regular and special periodic or other distributions, provided that such LTIP Units shall not be entitled to liquidating distributions equivalent to those OP Shares which are not designated as LTIP Units to the extent that the capital account balance associated with each LTIP Unit as established under section 704(b) of the Code is less than the capital account balance associated with the Manager's OP Shares as established under section 704(b) of the Code (on a per-Share/LTIP Unit basis). The Manager shall prior to the issuance of any LTIP Units specify by resolution the rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and conditions of redemption for such LTIP Units. Except as otherwise provided above or in such resolution, LTIP Units shall be treated as those OP Shares which are not designated as LTIP Units, with all of the rights, privileges and obligations attendant thereto.

5.4	Any LTIP Units to be issued under these Articles are intended to qualify as "profits interests" under United States Internal Revenue Service ("IRS") Revenue Procedure ("Rev. Proc.") 93-27 and Rev. Proc. 2001-43, and the provisions of these Articles relating to such interests shall be interpreted and applied consistently therewith. In addition, upon publication of final United States Treasury Department regulations ("Regulations") in the United States Federal Register (or other official pronouncement), these Articles may be amended, to the extent required, to provide for: (i) the election of a safe harbour under Regulation section 1.83-3(1) (or any similar provision) under which the fair market value of any LTIP Units that are transferred in connection with the performance of services are treated as being equal to the liquidation value of such interests in the Company, (ii) an agreement by the Company to comply with all the requirements set forth in such regulations and IRS Notice 2005-43 (and any other guidance provided by the IRS with respect to such election) with respect to all LTIP Units transferred in connection with the performance of services while the election remains effective, (iii) the allocation of items of income, gains, deductions, and losses required by any final Regulations similar to United States Treasury Department proposed Regulation sections 1.704-1(b)(4)(xii)(b) and (c), and (iv) any other related amendments.

5.5	The Manager is authorised to:

5.5.1	do all things necessary or desirable to amend this Article 5 in order to reflect and record any change of issued share capital made pursuant to Article 5.2.2;

5.5.2	take or authorise any actions necessary or desirable for the execution and/or publication of such amendment in accordance with Luxembourg Law;

5.5.3	delegate to any person the duties of accepting subscriptions and receiving payment for any Manager Issued Shares and enacting any issue of Manager Issued Shares before a notary;

5.5.4	without the consent, approval or waiver of holders of OP Shares, to issue additional OP Shares, including LTIP Units, Class A Shares and Preferred Shares for any consideration, including for less than fair market value if the Manager concludes in good faith that such issuance is in the best interest of the Company and the Shareholders. In no event may shares of the Company be issued below par value.

5.6	The Shares are in registered form.

5.7	Indirect holdings of Shares

5.7.1	Where shares are recorded in the register of Shareholders on behalf of one or more persons (the "Indirect Holders") in the name of a securities settlement system or the operator of such a system or in the name of a professional depository of securities or any other depository (such systems, professionals or other depositories being referred to hereinafter as "Depositories" and each a "Depository") or of a sub-depository designated by one or more Depositories, the Company – subject to it having received a certificate in proper form from the Depository with whom those Shares are kept in an account – will permit the Indirect Holders to exercise the rights attaching to those Shares, including admission to and voting at the Shareholders' Meetings (as such term is defined in Article 9.2 below), and shall consider those persons to be Shareholders for the purposes of Article 13 of the present Articles. The Manager may determine the formal requirements with which such certificates must comply, however certificates (if any) representing the OP Shares, including LTIP Units, and the Class A Shares shall bear a legend substantially similar to the following:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS IN THE UNITED STATES, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR SUCH STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

5.7.2	Notwithstanding the foregoing, the Company will make payments, by way of dividends or otherwise, in cash, shares or other assets only into the hands of the Depository or sub-depository recorded in the register of Shareholders of the Company or in accordance with their instructions, and that payment shall release the Company from any and all obligations for such payment.

5.8	The Company may establish a share premium account (the "Share Premium Account") into which any premium paid on any Share is to be transferred. Decisions as to the use of the Share Premium Account are to be taken by the Manager subject to the 1915 Law and these Articles.

5.9	The Company may, without limitation, accept equity or other contributions without issuing Shares or other securities in consideration for the contribution and may credit the contributions to one or more accounts. Decisions as to the use of any such accounts are to be taken by the Manager subject to the 1915 Law and these Articles. Any such decision may, but need not, allocate any amount contributed to the contributor.

5.10	All Shares have equal rights, subject as otherwise provided in these Articles.

5.11	Without prejudice to Article 5.2, the subscribed share capital may be increased by a Shareholders' Resolution adopted in accordance with the conditions required for the amendment of the Articles and in accordance with Luxembourg Law.

5.12	The Company may acquire its Shares or reduce its subscribed share capital and/or its Authorised Capital subject as provided in the 1915 Law.

5.13	If any Shares are issued on terms that they are not fully paid up on issue, then payment of the balance due shall be made at such time and upon such conditions as the Manager may determine provided that all such Shares are treated equally.

6.	INDIVISIBILITY OF SHARES

6.1	Each Share is indivisible.

6.2	A Share may be registered in the name of more than one person provided that all holders of a Share notify the Company in writing as to which of them is to be regarded as their representative; the Company will deal with that representative as if it were the sole Shareholder in respect of that Share including for the purposes of voting, dividend and other payment rights.

7.	TRANSFER OF SHARES

7.1	Subject to this Article 7, the Shares will be transferable in accordance with the 1915 Law, provided that any transfer of the GP Share must also comply with Article 7.2.

7.2	Any transfer of the GP Share shall be subject to the passing of Shareholders' Resolutions:

7.2.1	approving the transfer;

7.2.2	amending Article 9.1 to reflect the replacement as Manager of the transferor of the GP Share by the transferee; and

7.2.3	in accordance with Article 7.5.

7.3	Transfers of OP Shares shall require the prior written consent of the Manager, save for in the event of the death or incapacity of the Limited Shareholder whose OP Shares are to be transferred.

7.4	Without limiting the generality of Article 7.3, the Manager will not consent to any transfer of OP Shares, if in the opinion of the Manager:

7.4.1	such transfer may result in a breach of any law or regulation, whether Luxembourg or foreign, or if as a result of such transfer the Company may become subject to tax laws other than those of the Grand Duchy of Luxembourg, or result in adverse consequences for other holders of a major proportion of OP Shares, or

7.4.2	such transfer is not made in accordance with the provisions of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"), pursuant to another available exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act.

7.5	During the period beginning on the date of the initial issuance of the OP Shares and the Class A Share and ending one (1) year after such date, each holder of OP Shares and/or Class A Shares shall (i) offer, sell, pledge or otherwise transfer the OP Shares or Class A Shares only to a purchaser who certifies that it is not a "U.S. person" (as defined in Rule 902(k) under the Securities Act) and is not acquiring the OP Shares and/or the Class A Shares for the account or benefit of any U.S. person; (ii) offer, sell, pledge or otherwise transfer the OP Shares and the Class A Shares only in accordance with the provisions of Regulation S under the Securities Act, pursuant to another available exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act and (iii) not engage in hedging transactions with regards to the OP Shares and the Class A Shares unless in compliance with the Securities Act.

7.6	In no event may any transfer or assignment of Shares by any Shareholder (including any Redemption, any acquisition of Shares by the Manager or any other acquisition of Shares by the Company) be made (i) in the event that such transfer would cause the REIT or any subsidiary of the Company that elects to be treated as a REIT, to cease to comply with the REIT requirements, including if such transfer would (i) result in any person owning REIT Shares in excess of the REIT's ownership limit, (ii) result in REIT Shares being owned by fewer than 100 persons, (iii) result in the REIT being "closely held" within the meaning of section 856(h) of the Code or (iv) result in any other violation of the restrictions on ownership and transfer of the REIT Shares set forth in the Articles of Amendment and Restatement of the REIT; (ii) except with the consent of the Manager, if such transfer, in the opinion of the Manager, would create a significant risk that the Company would terminate for U.S. federal or state income tax purposes; (iii) if such transfer would cause the Company to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the Redemption or acquisition by the Manager of all Shares held by all Limited Shareholders); (iv) except with the consent of the Manager, if such transfer would, in the opinion of the Manager, adversely affect the ability of the REIT or any subsidiary of the Company that elects to be treated as a REIT to continue to qualify as a REIT or would subject the REIT or any such subsidiary to any income or excise taxes under the Code; (v) except with the consent of the Manager, if such transfer would be effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of section 7704 of the Code; and (vi) except with the consent of the Manager, if such transfer would cause the Company to be treated as a publicly traded partnership within the meaning of section 469(k)(2) or 7704(b) of the Code or fail to qualify for any safe harbor from treatment as a publicly traded partnership (provided, that this article (vi) shall not be the basis for limiting or restricting in any manner the exercise of a Redemption right unless, and only to the extent that, in the absence of such limitation or restriction, there is a significant risk that the Company will be treated as a "publicly traded partnership" and, by reason thereof, taxable as a corporation).

7.7	The REIT shall not transfer the equity interests held by it in the Manager and the Manager shall not withdraw as the sole manager of the Company or transfer the GP Shares in the Company (except to a wholly owned subsidiary), unless the transaction in which such withdrawal or transfer occurs results in the holders of OP Shares receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their redemption rights immediately prior to such transaction.

8.	Redemption Rights

8.1	On or after the date that is one hundred eighty (180) days following the issuance of a holder's OP Shares (or such different period as may be specified in any agreement pursuant to which such OP Shares are issued), each holder of OP Shares (other than OP Shares held by the REIT or its Controlled Subsidiaries) shall have the right (subject to the terms and conditions set forth herein and in any other such agreement between the Company and such holder of OP Shares, as applicable) to request that the Manager cause the Company to purchase all or a portion of its OP Shares (including any LTIP Units that are eligible to be converted into OP Shares) held by such Shareholder (such OP Shares being hereafter referred to as "Tendered Shares") in exchange for an amount of cash equal to the product of (i) the value of the REIT's common stock, par value USD 0.01 per share ("REIT Shares"), which shall be determined as the average of the daily market price of a REIT Share for the ten (10) consecutive trading days immediately preceding the date of receipt by the Company of such Shareholder's redemption request which shall follow the terms and conditions set forth in Article 8.8 below (the "Redemption Request") and (ii) the number of Tendered Shares (a "Redemption"). The Tendering Shareholder (as defined below) shall have no right, with respect to any OP Shares so redeemed, to receive any distributions paid on or after the specified redemption date ("Redemption Date") in the Redemption Request. Any Redemption shall be exercised pursuant to a Redemption Request delivered to the Company by the Shareholder who is exercising the right (the "Tendering Shareholder").

8.2	Notwithstanding Article 8.1 above, if a Shareholder has delivered to the Company a Redemption Request then the Manager may, in its sole and absolute discretion, elect for the Company's Redemption obligation to be satisfied through the transfer of some or all of the Tendered Shares from the Tendering Shareholder to the REIT in exchange for REIT Shares (as of the Redemption Date) on a one-for-one basis subject to adjustment as determined by the Manager to take into account share splits, share distributions, share combinations or similar transactions that have occurred in the REIT Shares or the OP Shares, and, if the Manager so elects, the Tendering Shareholder shall sell the Tendered Shares to the REIT in exchange for REIT Shares. In such event, the Tendering Shareholder shall have no right to cause the Company to redeem such Tendered Shares. The Manager shall give such Tendering Shareholder written notice of its election on or before the close of business on the fifth business day after its receipt of the Redemption Request.

8.3	If the Manager elects to have some or all of the Tendered Shares transferred to the REIT in exchange for REIT Shares pursuant to Article 8.2, the Tendering Shareholder shall be deemed the owner of such REIT Shares for all purposes, including without limitation, rights to vote or consent, and receive dividends, as of the Redemption Date. In addition, the REIT Shares for which the OP Shares might be exchanged shall also bear such restrictive legends that the REIT determines are appropriate to mark transfer, ownership or other restrictions and limitations applicable to the REIT Shares.

8.4	Each Shareholder covenants and agrees with the Manager that all Tendered Shares shall be delivered to the REIT, in the event of a transfer under Article 8.2, free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims and/or encumbrances exist or arise with respect to such Tendered Shares, the REIT shall be under no obligation to acquire the same. Each Shareholder further agrees that, in the event any transfer tax is payable as a result of the transfer of its Tendered Shares to the REIT (or its designee), such Shareholder shall assume and pay such transfer tax.

8.5	A Shareholder (i) shall not be entitled to effect a Redemption for cash or an exchange for REIT Shares to the extent the ownership or right to acquire REIT Shares pursuant to such exchange by such Shareholder on the Redemption Date could cause such Shareholder or any other person or entity to violate the restrictions on ownership and transfer of REIT Shares set forth in the Articles of Amendment and Restatement of the REIT and (ii) shall have no rights under these Articles to acquire REIT Shares which would otherwise be prohibited under the Articles of Amendment and Restatement of the REIT. To the extent any attempted Redemption or exchange for REIT Shares would be in violation of this Article 8.5, it shall be null and void ab initio and such Shareholder shall not acquire any rights or economic interest in cash otherwise payable upon such redemption or the REIT Shares otherwise issuable upon such exchange.

8.6	Unless expressly decided by the Manager, (i) a Redemption (which for the purpose of the present Article 8.6 shall refer as well to an exchange for REIT Shares pursuant to Article 8.2) in accordance with procedures established by the Manager; (ii) a Redemption may not be effected with respect to a particular Shareholder for less than OP Shares or, if the Shareholder holds less than OP Shares, all of the OP Shares held by such Shareholder; (iii) a Redemption may not occur during the period after the Company's record date with respect to a distribution and before the record date established by the REIT for a distribution to its stockholders of some or all of its portion of such distribution; and (iv) each Tendering Shareholder shall continue to own all OP Shares subject to any Redemption or exchange for REIT Shares, and be treated as a Shareholder with respect to such OP Shares for all purposes of these Articles, until such OP Shares are either redeemed by the Company or transferred to the REIT on the Redemption Date. Until the Redemption Date, the Tendering Shareholder shall have no rights as a stockholder of the REIT with respect to the REIT Shares which it would require upon transfer of the Tendered Shares. The redemption rights of holders of OP Shares pursuant to this Article 8 shall not be exercised if and to the extent that the delivery of REIT Shares upon such exercise would (i) result in any person owning REIT Shares in excess of the REIT's ownership limit, (ii) result in REIT Shares being owned by fewer than 100 persons, (iii) result in the REIT being "closely held" within the meaning of Section 856(h) of the Code or (iv) result in any other violation of the restrictions on ownership and transfer of the REIT Shares set forth in the Articles of Amendment and Restatement of the REIT.

8.7	The assignee of any Shareholder (an "Assignee") may exercise the rights of such Shareholder pursuant to this Article 8 and such Shareholder shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Assignee.

8.8	Redemption Requests shall be addressed to the Manager, shall be dated and executed by the Shareholder whose Shares are to be redeemed or an Assignee thereof and shall include the following:

8.8.1	the number of Tendered Shares;

8.8.2	a statement to the effect that the Shareholder or Assignee hereby irrevocably tenders the Tendered Shares in the Company in accordance with the terms of the Articles, and the Redemption rights referred to therein;

8.8.3	a statement to the effect that the Shareholder or Assignee undertakes (i) to surrender such OP Shares and any certificate therefor at the closing of the Redemption and (ii) to furnish to the Manager, prior to the Redemption Date, such documentation, instruments and information as the Manager may reasonably request in connection with the requirements under the Articles;

8.8.4	a statement directing that the cash amount or the REIT Shares, as applicable, deliverable upon the closing of such Redemption to be delivered to an address which shall be specified by the Shareholder or Assignee within the Redemption Request; and

8.8.5	a statement that the Shareholder or Assignee represents, warrants, certifies and agrees that:

(1)	if receiving REIT Shares in a transaction which is intended to be exempt from registration under the Securities Act in accordance with the provisions of Regulation S, the Shareholder or Assignee is not a "U.S. person" (as defined in Rule 902(k) under the Securities Act) and that the undersigned Shareholder or Assignee has its principal address outside the United States and was located outside the United States at the time of the Redemption,

(2)	if receiving REIT Shares, the REIT Shares cannot be resold unless registered under the Securities Act and applicable U.S. state securities laws or unless an exemption from registration under the Securities Act is available,

(3)	if receiving REIT Shares, during the period beginning on the date of the issuance of the REIT Shares to the Shareholder or Assignee and ending one year after such date, such Shareholder or Assignee agrees (i) to offer, sell, pledge or otherwise transfer the REIT Shares only to a purchaser who certifies that it is not a "U.S. person" (as defined in Rule 902(k) under the Securities Act) and is not acquiring the REIT Shares for the account or benefit of any U.S. person; (ii) to offer, sell, pledge or otherwise transfer the REIT Shares only in accordance with the provisions of Regulation S under the Securities Act, pursuant to an available exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act and (iii) not to engage in hedging transactions with regards to the REIT Shares unless in compliance with the Securities Act,

(4)	the Shareholder or Assignee has, and at the closing of the Redemption will have, good, marketable and unencumbered title to such OP Shares, free and clear of the rights or interests of any other person or entity,

(5)	the undersigned Shareholder or Assignee has, and at the closing of the Redemption will have, the full right, power and authority to tender and surrender such OP Shares as provided within the Redemption Request,

(6)	the undersigned Shareholder or Assignee has obtained the consent or approval of all persons and entities, if any, having the right to consent to or approve such tender and surrender, and

(7)	acknowledges that he or she will continue to own such OP Shares until and unless either (1) such OP Shares are acquired by the REIT pursuant to Article 8 of the Articles or (2) such Redemption transaction closes.

9.	THE MANAGER

9.1	The Company will be managed by Nordic GP Lux Co S.à r.l. in its capacity as sole Unlimited Shareholder or "actionnaire commandité" (the "Manager").

9.2	The Manager has the power to take all or any action which is necessary or useful to realise any of the objects of the Company, with the exception of those reserved by Luxembourg Law or these Articles to a Shareholders' Meeting.

9.3	A Manager may be removed from office at any time for fraud, gross negligence or wilful misconduct by a Shareholders' Meeting adopted in the same manner as is provided for by Luxembourg Law and these Articles for the amendment of the Articles. If following the removal of the Manager from office, there is no other Manager, then the Manager must be immediately replaced by a new Manager who must be an Unlimited Shareholder by Shareholders' Resolution passed in accordance with Luxembourg Law and these Articles. The Manager to be removed will not have any veto right in its capacity as Unlimited Shareholder relating to its removal and/or replacement. A removal of a Manager will not terminate the Company.

9.4	In the event of the death, legal incapacity or inability to act of the Manager, the Company will not terminate and a new Manager shall be designated by the remaining Shareholders during a Shareholders' Meeting adopted during a Shareholders' Meeting in accordance with the conditions required for the amendment of the Articles and in accordance with Luxembourg Law.

10.	REPRESENTATION

Subject as provided by Luxembourg Law and these Articles, the Company is validly bound or represented towards third parties by:

10.1	the Manager, acting by the signature of any legal representative or representatives;

10.2	the sole signature of any other person to whom such a power has been delegated in accordance with Articles 11.1 or 11.4 to the extent such a power has been delegated to him.

11.	DELEGATION OF POWERS

11.1	The day to day management of the business of the Company and the power to represent the Company with respect thereto may be delegated by the Manager to one or more agents (each a "Daily Manager"), acting alone or jointly.

11.2	A Daily Manager need not be a Shareholder.

11.3	The appointment and removal, powers, duties and emoluments of the Daily Managers will be determined by the Manager except that the first Daily Manager or Managers may, but need not, be appointed and his/her/their powers, duties and emoluments determined by a Shareholders' Meeting.

11.4	The Manager may delegate any of its powers for specific tasks to one or more ad hoc agents and may remove any such agent and determine any such agent’s powers and responsibilities and remuneration (if any), the duration of the period of representation and any other relevant conditions of his agency.

11.5	No powers will be delegated by the Manager to any Limited Shareholder which is not a holder of one or more Class A Shares and no Limited Shareholder may represent the Company, save for a holder of Class A Share(s) to whom the Manager has delegated such powers and, in such event, such holder of Class A Share(s) may only do so provided that the capacity in which he acts as a delegate of the Manager is clearly indicated.

12.	Conflicts of Interest

No contract or other transaction between the Company and any other company or entity shall be affected or invalidated by the fact that any of the executive officers or directors of the REIT is interested in, or is a shareholder, manager, director, officer or employee of another company or entity with which the Company shall contract or otherwise engage in business. To the extent permitted by the 1915 Law, the Manager or such directors or officers shall not by reason of such affiliation with such other company or entity be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

13.	LIABILITY OF THE SHAREHOLDERS

13.1	The Unlimited Shareholder will be liable with the Company (solidairement responsable) for the liabilities of the Company to the extent required by Luxembourg Law, including article 102 of the 1915 Law.

13.2	The Limited Shareholders shall not act on behalf of the Company other than by exercising their rights as shareholders in general meetings of the Company and shall only be liable to pay to the Company the par value, and any issue premium payable, on the Shares they respectively hold in the Company (to the extent not already paid).

14.	Independent Auditors

The accounts of the Company shall be audited by an independent auditor (réviseur d’entreprises agréé) appointed by the Manager, as Unlimited Shareholder, and the Limited Shareholders in the Shareholders' Meeting. The Company shall not have a supervisory board.

15.	SHAREHOLDERS' RESOLUTIONS

15.1	The Shareholders' Meeting shall have such powers as are vested in it pursuant to these Articles or the Laws, and shall not have any powers reserved to the Manager the Law. As envisaged by Article 111 of the 1915 Law, the Shareholders' Meeting shall adopt and ratify measures affecting the interests of the Company vis-à-vis third parties or amending the Articles only with the agreement of the Manager (subject as provided in Article 9.3).

15.2	Where the Company has only one Shareholder:

15.2.1	he shall exercise the powers related to the Shareholders' Meeting;

15.2.2	his decisions shall be taken by resolution in writing and shall be recorded in a minutes register held at the Registered Office.

15.3	Each Shareholder shall have one vote for every Share of which he is the holder.

15.4	Subject as provided by the 1915 Law and Articles 15.5, 15.6 and 18, Shareholders' Resolutions are only valid if they are passed by a majority of the votes cast, irrespective of the number of Shares represented.

15.5	Shareholders may not change the nationality of the Company or oblige any of the Shareholders to increase their commitment to the Company otherwise than by unanimous vote of the Shareholders.

15.6

15.6.1	An extraordinary Shareholders' Meeting convened to amend any provisions of the Articles shall not validly deliberate unless (a) at least one half of the Shares are represented and (b) the agenda indicates the proposed amendments to the Articles and, where applicable, the text of those which concern the objects or the form of the Company.

15.6.2	If the first of the conditions in Article 15.6.1 is not satisfied, a second meeting may be convened, in the manner prescribed by the Articles or by the 1915 Law. That convening notice shall reproduce the agenda and indicate the date and the results of the previous meeting. The second meeting shall validly deliberate regardless of the proportion of the Shares represented.

15.6.3	At both meetings, resolutions, in order to be adopted, must be carried by at least two-third of the votes cast. Votes cast shall not include votes attaching to Shares in respect of which the Shareholder has not taken part in the vote or has abstained or has returned a blank or invalid vote.

15.7	A Shareholders' Meeting may validly debate and take decisions without complying with all or any of the convening requirements and formalities if all the Shareholders have waived the relevant convening requirements and formalities either in writing or, at the relevant Shareholders' Meeting, in person or by an authorised representative.

15.8	A Shareholder may be represented at a Shareholders' Meeting by appointing in writing (or by fax or e-mail or any similar means) a proxy or attorney who need not be a Shareholder.

15.9	Each Shareholder may vote through voting forms in the manner set out in the convening notice in relation to a Shareholders' Meeting. The Shareholders may only use voting forms provided by the Company and which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposal submitted to the decision of the meeting, as well as for each proposal three boxes allowing the Shareholder to vote in favour, against, or abstain from voting on each proposed resolution by ticking the appropriate box. Voting forms which show neither a vote in favour, nor against the resolution, nor an abstention, shall be void. The Company will only take into account voting forms received three (3) days prior to the Shareholders' Meeting to which they relate and which comply with the requirements set out on the convening notice.

15.10	The Shareholders are entitled to participate in a Shareholders' Meeting by videoconference or by telecommunications means allowing their identification, and are deemed to be present for the calculation of quorum and majority conditions and voting. These means must have technical features which ensure an effective participation in the meeting where deliberations shall be online without interruption.

15.11	The Manager shall have the powers and obligations to adjourn a Shareholders' Meeting as set out in the 1915 Law.

15.12	The Annual Shareholders' Meeting of the Company will be held on the 26th of April at 2:00 p.m. of each year in the City of Luxembourg or the following business day at the same time should the 26th of April not fall on a business day.

15.13	The Manager may convene a Shareholders' Meeting. They shall be obliged to convene it so that it is held within a period of one (1) month if Shareholders representing one-tenth of the capital require this in writing with an indication of the agenda.

15.14	Convening notices for every Shareholders' Meeting shall contain the agenda and shall take the form of announcements published twice, with a minimum interval of eight (8) days, and eight (8) days before the meeting, in the Mémorial C, Recueil des Sociétés et Associations and in a Luxembourg newspaper. Notices by mail shall be sent eight days before the Meeting to registered Shareholders, but no proof need be given that this formality has been complied with. Where all the Shares are in registered form, the convening notices may be made only by registered letters.

15.15	One or more of the Shareholders who together hold at least ten percent of the subscribed capital may request that one or more additional items be put on the agenda of any Shareholders' Meeting. Such a request shall be sent to the Registered Office by registered mail, at least five days prior to the meeting.

16.	BUSINESS YEAR

The Company's financial year starts on 1st January and ends on the 31st December of each year provided that, as a transitional measure, the first financial year of the Company starts on the date of its incorporation and ends on the following 31st December (all dates inclusive).

17.	DISTRIBUTIONS ON SHARES

17.1	From the net profits of the Company determined in accordance with Luxembourg Law, five per cent (5%) shall be deducted and allocated to a legal reserve fund. That deduction will cease to be mandatory when the amount of the legal reserve fund reaches one tenth of the Company's nominal capital.

17.2	Subject to the provisions of Luxembourg Law and these Articles, the Company may by Shareholders' Resolution declare dividends to the Shareholders pro rata the number of Shares held by them.

17.3	Subject to the provisions of Luxembourg Law and these Articles, the Manager may pay interim dividends to the Shareholders pro rata the number of Shares held by them.

17.4	Notwithstanding anything in the present Articles to the contrary, the Manager shall make such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with the REIT’s qualification as a REIT, to distribute sufficient amounts to the Shareholders as interim dividends in order to, in particular, enable the REIT to pay stockholder dividends that will (a) satisfy the requirements for its qualification as a REIT under the Code and Regulations and (b) except to the extent otherwise determined by the Manger in its discretion, avoid any U.S. federal income or excise tax liability of the REIT.

17.5	Subject to the provisions of Luxembourg Law and these Articles, the Manager may pay special interim dividends on the Class A Shares (the "Class A Share Dividend"). The Class A Share Dividend shall be calculated and distributed as follows:

17.5.1	Each Class A Share carries a right to a Class A Share Dividend calculated and distributed quarterly in arrears, as provided in this Article 17.5. The Class A Share Dividend shall be comprised of two parts:

(1)	The first part of the Class A Share Dividend shall entitle the holders of Class A Shares to an Incentive Distribution in an amount not less than zero equal to the difference between (i) the product of (A) 10% and (B) the difference between (x) Core AFFO (defined below), computed before reduction for any Class A Share Dividend, for the most recently computed quarter (the "Current Quarter"), and (y) the product of (1) Stockholders' Equity at the end of the Current Quarter, and (2) 8%, expressed on a quarterly basis (the "Quarterly Hurdle"); provided that the condition set forth in Article 17.5.2 below is satisfied. The Class A Share Dividend distributable pursuant to this Article 17.5.1(1) shall be calculated after giving effect to the conversion of Stockholders' Equity to U.S. dollars in accordance with Articles 17.5.2 – 17.5.6, and shall be paid in U.S. dollars.

(2)	The second part of the Class A Share Dividend shall entitle the holders of Class A Shares to a Class A Share Dividend, calculated separately in segments for each jurisdiction in which the Company or its subsidiaries holds real property, in an amount not less than zero equal to the difference between (i) the product of (A) 10% and (B) the difference between (x) Core AFFO attributable to a segment, computed before reduction for any Class A Share Dividend, for the Current Quarter, and (y) the Quarterly Hurdle for a segment; provided that the condition set forth in Article 17.5.2 below is satisfied. The Class A Share Dividend distributable pursuant to this Article 17.5.1(2) shall be calculated in local currencies in accordance with Articles 17.5.2 – 17.5.6 below, and shall be paid in local currencies; provided, however, that the calculation of the Class A Share Dividend in local currencies and the portion of the Class A Share Dividend that is payable in each local currency may be adjusted by the holder of the Class A Share and the Manager and as approved by the Manager with the prior approval of a majority of the independent directors of the REIT.

17.5.2	Notwithstanding the foregoing, no Class A Share Dividend shall be made to the holders of Class A Shares pursuant to Article 17.5.1(1) or Article 17.5.1(2) with respect to the Current Quarter unless the Company has sufficient available amounts to make such an interim dividend payment and (x) the sum of Core AFFO for the Current Quarter and the prior three (3) fiscal quarters, exceeds (y) the sum of the Quarterly Hurdle for the Current Quarter and the prior three prior three (3) fiscal quarters.

17.5.3	For purposes of this Article 17.5, "Core AFFO" shall have the meaning assigned to such term in any management agreement which may be entered into, from time to time between inter alios the Manager, the Company and the holder of the Class A Shares (the "Management Agreement") provided that:

(1)	for purposes of calculating the Class A Share Dividend pursuant to Article 17.5.1(1) above, Core AFFO shall be Core AFFO as reported by the REIT in U.S. dollars; and

(2)	for purposes of calculating the Class A Share Dividend pursuant to Article 17.5.1(2), Core AFFO, as reported by the REIT in U.S. dollars, shall for each segment be converted into the local currency in principal use in the jurisdiction represented by such segment, based on the average exchange rate between such currency and the U.S. dollar during the Current Quarter.

17.5.4	For purposes of this Article 17.5, "Stockholder's Equity" shall have the meaning assigned to such term in the Management Agreement.

17.5.5	The Class A Share Dividend shall be computed by the Manager or its agent to whom it has delegated such power within 30 days after the end of the Current Quarter and such computation shall promptly be delivered to the Company. The Company shall pay the Class A Share Dividend pro rata to the holders of Class A Shares upon declaration of such Class A Share Dividend by the Manager and no later than that date which is five (5) business days after the date of delivery of such computation.

17.6	If the Management Agreement is terminated under circumstances in which the Company is obligated under the Management Agreement to make a termination payment to the Manager, the Company shall repurchase, concurrently with such termination, the Class A Share for an amount equal to three times the average annual amount of the Incentive Dividend paid or payable in respect of the Class A Share during the 24-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination. If the Management Agreement is terminated under circumstances under which the Company is not obligated to make a termination payment to the Manager, then the Company shall repurchase the Class A Share for USD 100.00.

17.7	Solely for United States federal income tax purposes, capital accounts shall be maintained for the Shareholders, profits and losses shall be allocated to the Shareholders, and taxable income or loss shall be allocated to the Shareholders in accordance with sections 704(b) and 704(c) of the Code and the corresponding Regulations.

18.	DISSOLUTION AND LIQUIDATION

The liquidation of the Company shall be decided by a Shareholders' Meeting by a resolution adopted in accordance with the conditions required for the amendment of the Articles and in accordance with Luxembourg Law. Any net proceeds of liquidation shall be paid to the holders of OP Shares (including LTIP Units to the extent provided in Article 5.3), Class A Shares and the holder of GP Shares in proportion to their respective holdings on the basis that the OP Shares, the Class A Shares and the GP Shares shall rank pari passu.

19.	INTERPRETATION AND LUXEMBOURG LAW

19.1	In these Articles:

19.1.1	a reference to:

(a)	one gender shall include each gender;

(b)	(unless the context otherwise requires) the singular shall include the plural and vice versa;

(c)	a "person" includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having a separate legal personality);

(d)	a statutory provision or statute includes all modifications thereto and all re-enactments (with or without modifications) thereof.

19.1.2	the words "include" or "including" shall be deemed to be followed by the words "without limitation" and general words shall not be given a restrictive meaning by reason of their being preceded or followed by word indicating a particular class of acts, matters or things or by examples falling within the general words;

19.1.3	the headings to these Articles do not affect their interpretation or construction.

19.2	In addition to these Articles, the Company is also governed by all applicable provisions of Luxembourg Law.

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